UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                    ELECTRO SCIENTIFIC INDUSTRIES INC. (ESIO)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    285229100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                 (360) 604-8600

                                 With a copy to:

                               Henry Lesser, Esq.
                                DLA Piper LLP (US)
                             2000 University Avenue
                            East Palo Alto, CA 94303
                                 (650) 833-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 8, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The D3 Family Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
   NUMBER OF      -------------------------------------------------------------
    SHARES        8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             598,762 Common shares (2.2%)
     EACH         --------------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER
    PERSON
     WITH               0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        598,762
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 598,762; for all reporting persons as a group, 4,060,127 shares (15.0%)*
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.0%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

*See Item 5 of this Amendment

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The D3 Family Bulldog Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
   NUMBER OF      --------------------------------------------------------------
    SHARES        8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             2,414,476 common shares (8.9%)
     EACH         --------------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER
    PERSON
     WITH               0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,414,476
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 2,414,476; for all reporting persons as a group, 4,060,127 shares (15.0%)*
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.0%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

*See Item 5 of this Amendment

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The D3 Family Canadian Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
   NUMBER OF      --------------------------------------------------------------
    SHARES        8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             232,475 common shares (0.9%)
     EACH         --------------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER
    PERSON
     WITH               0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        232,475
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 232,475 shares; for all reporting persons as a group, 4,060,127 shares (15.0%)*
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.0%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

*See Item 5 of this Amendment

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The DIII Offshore Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
   NUMBER OF      --------------------------------------------------------------
    SHARES        8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             814,414 common shares (3.0%)
     EACH         --------------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER
    PERSON
     WITH               0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        814,414
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 814,414; for all reporting persons as a group, 4,060,127 shares (15.0%)*
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.0%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

*See Item 5 of this Amendment

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Nierenberg Investment Management Company, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
   NUMBER OF      --------------------------------------------------------------
    SHARES        8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             4,060,127 shares (15.0%)*
     EACH         --------------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER
    PERSON
     WITH               0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,060,127 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 4,060,127; for all reporting persons as a group, 4,060,127 shares (15.0%)*
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.0%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

*See Item 5 of this Amendment

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Nierenberg Investment Management Offshore, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
   NUMBER OF      --------------------------------------------------------------
    SHARES        8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             814,414 common shares (3.0%)
     EACH         --------------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER
    PERSON
     WITH               0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        814,414 common shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 814,414; for all reporting persons as a group, 4,060,127 shares (15.0%)*
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.0%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

*See Item 5 of this Amendment

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      David Nierenberg
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
   NUMBER OF      --------------------------------------------------------------
    SHARES        8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             4,060,127 shares (15.0%)*
     EACH         --------------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER
    PERSON
     WITH               0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        4,060,127 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 4,060,127; for all reporting persons as a group, 4,060,127 shares (15.0%)*
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.0%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

*See Item 5 of this Amendment

      This Amendment No. 12 to Schedule 13D (this "Amendment") amends the below-indicated items from the Schedule 13D previously filed by or on behalf of the undersigned parties (the "Reporting Persons") (the "Schedule 13D"), by supplementing such Items with the information below:

Item 4. Purpose of Transaction

      As a result of discussions held between ESIO and the Reporting Persons since the Reporting Persons filed Amendment No. 11 to the Schedule 13D dated October 6, 2008, ESIO and the Reporting Persons have entered into a Voting Agreement dated as of December 8, 2008 (the "Voting Agreement"). The Voting Agreement is filed as Exhibit 1 to this Amendment (see Item 7 to this Amendment) and is hereby incorporated by reference in response to this Item 4, and the summary description in this Item 4 of the Voting Agreement is qualified in its entirety by the full text thereof.

      The Voting Agreement provides (among other things) that if, on the record date with respect to any meeting of the shareholders of the Company (however called) or any written action by consent of such shareholders, the Reporting Persons collectively "Own" (as defined in the Voting Agreement and used in this Item 4 with the same meaning) issued and outstanding Shares that, in the aggregate, exceed 15% of the total issued and outstanding Shares as of such record date (the number of Shares collectively Owned by the Reporting Persons as of such record date that (in ESIO's good faith determination, made solely for the purposes of the Voting Agreement) exceeds 15% of the total issued and outstanding Shares as of such record date being referred to in the Voting Agreement, and this Item 4, as the "Excess Shares"), then, at any such meeting or in any such consent, the Reporting Persons are obligated to cause the number of Excess Shares Owned by them to be voted (whether in favor or against, as applicable) in accordance with the recommendation of the Company's Board of Directors (referred to in this Item 4 as the "Company Board"). To support this voting obligation governing their Excess Shares, the Reporting Persons have granted to ESIO an Irrevocable Proxy dated as of December 8, 2008 (referred to in the Voting Agreement, and this Item 4, as the "Proxy") with respect to their Excess Shares pursuant to the Voting Agreement (the terms of which are set forth in Exhibit 2 to this Amendment and incorporated by reference in response to this
Item 4). The Proxy does not cover, and the Voting Agreement contains no obligations of the Reporting Persons with respect to the voting of, any Shares Owned by the Reporting Persons that do not constitute Excess Shares (referred to in this Item 4 as the "Non-Excess Shares"). The Voting Agreement also provides (among other things) that any transfers of Shares Owned by the Reporting Persons to any one or more of certain specified types of transferees (other than another Reporting Person), and any acquisitions of Shares by certain entities (other than another Reporting Person) that the Reporting Persons control (by reference to criteria set forth in the Voting Agreement), are conditioned on the tranferee(s) or acquiror(s) agreeing in writing to be bound by the Voting Agreement. The Voting Agreement further provides (among other things) that it will remain in effect for a minimum of three years, after which it (and the Proxy) will terminate at such time as all required parties to the Voting Agreement as shareholders of ESIO collectively cease to Own at least 15% of the then-total issued and outstanding Shares.

      In accordance with the Voting Agreement, the Reporting Persons will vote their Excess Shares in accordance with the recommendations of the Company Board with respect to all proposals (referred to in this Item 4 as the "Zygo Merger Proposals") submitted for a vote to the

ESIO shareholders by the Company Board in connection with the pending merger (the "Zygo Merger") of a wholly-owned subsidiary of ESIO with Zygo Corporation ("Zygo"). The Reporting Persons currently anticipate that they will vote all Non-Excess Shares as recommended by the Board on all of the Zygo Merger Proposals.

      By reporting the foregoing information, and filing the Voting Agreement as
Exhibit 1 to this Agreement and referring thereto in this Amendment, the Reporting Persons do not intend to solicit, nor are they soliciting, proxies or consents from, nor seeking or requesting any other action by, any of the other shareholders of ESIO with respect to any of the Zygo Merger Proposals or any other proposals that may be submitted to the shareholders of ESIO for a vote or consent from time to time.

      The previous statements as to the views of the Reporting Persons regarding the Voting Agreement and the Zygo Merger Proposals represent solely their own analyses and judgments, based on publicly-available information and their own internal evaluation thereof, as well as their decision to enter into the Voting Agreement. Those statements are not intended, and should not be relied on, as investment advice to any other investor or prospective investor. To the extent those statements reflect assessments of possible future developments, those assessments are inherently subject to the uncertainties associated with all assessments of future events; actual developments may materially differ as a result of circumstances affecting ESIO and/or Zygo and/or extrinsic factors such as developments in ESIO's or Zygo's respective industry, the economic environment and the status of the Zygo Merger. The Reporting Persons reserve the right to change their internal evaluation of their investment in ESIO in the future, as well as to increase or decrease their investment depending on their evaluation (consistent with the Voting Agreement), without further amending the
Schedule 13D except as required by applicable rules.

Item 5. Interest in Securities of the Issuer

      (a, b) The Reporting Persons, in the aggregate, beneficially own 4,060,127 Shares, constituting approximately 15.04% of the outstanding Shares.

      The last purchases of Shares by any of the Reporting Persons were on July 24, 2008. Based on what was then the most recent publicly-reported number of Shares outstanding (27,090,598 as of June 6, 2008, as set forth in ESIO's June 11, 2008 Form 10-K for the transition period June 3, 2007 to March 29, 2008), those purchases resulted in the Reporting Persons then beneficially owning in the aggregate 14.99% of the outstanding Shares. Subsequent to those last purchases of Shares by the Reporting Persons, in its November 6, 2008 Form 10-Q for the quarter ended September 27, 2008, ESIO reported a reduced number of outstanding Shares as of October 31, 2008 (26,997,330). For the purposes of this Amendment, the Reporting Persons have calculated their aggregate percentage beneficial ownership (15.04%) based on that later lower reported number.

Item 6. Contracts, Arrangements, Understandings or Relationships with the Issuer

      Exhibits 1 (the Voting Agreement) and 2 (the Proxy) to this Amendment (filed in response to Item 7) are hereby incorporated by reference in response to this Item 6. Also see the response to Item 4 to this Amendment.

Item 7. Material to be filed as Exhibits

      Exhibits 1 and 2 to this Amendment are, respectively, the Voting Agreement and the Proxy referred to in response to Items 4 and 6 to this Amendment.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                  D3 Family Fund, L.P., D3 Family Bulldog
                                  Fund, L.P., and D3 Family Canadian Fund, L.P.

                                  By: Nierenberg Investment Management
                                       Company, Inc.

                                  Its: General Partner


December 9, 2008                  By: /s/ David Nierenberg
-------------------------             ------------------------------------------
                                      David Nierenberg, President


                                  DIII Offshore Fund, L.P.

                                  By: Nierenberg Investment Management
                                       Offshore, Inc.

                                  Its: General Partner

December 9, 2008                  By: /s/ David Nierenberg
-------------------------             ------------------------------------------
                                      David Nierenberg, President


                                  Nierenberg Investment Management
                                       Company, Inc.

December 9, 2008                  By: /s/ David Nierenberg
-------------------------             ------------------------------------------
                                      David Nierenberg, President


                                  Nierenberg Investment Management
                                       Offshore, Inc.

December 9, 2008                  By: /s/ David Nierenberg
-------------------------             ------------------------------------------
                                      David Nierenberg, President

December 9, 2008                  /s/ David Nierenberg
-------------------------         ----------------------------------------------
                                      David Nierenberg